Sumitomo Corporation

RECEIVED

2008 APR 23 A 4:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34680

April 21, 2008

By Federal Express

SUPPL

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

08002092

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated April 21, 2008 [English translation].

PROCESSED
APR 25 2008 E
THOMSON REUTERS

dlw 4/24

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For immediate release

Apr.21, 2008

To whom it may concern:

Sumitomo Corporation
Susumu Kato, President and CEO
Code no:8053 Tokyo Stock Exchange(TSE),1st Section
Contact: Mitsuru Iba
Corporate Communications Dept.
Tel. +81-3-5166-3089

Notice Concerning Revision of Projections on Performance of our Subsidiary
(Seven Industries Co., Ltd)

This is to inform you that a subsidiary of Sumitomo Corporation, Seven Industries Co., Ltd. has revised its projections on performance for the fiscal year ended March 31, 2008 (Apr 1, 2007 to Mar.31, 2008) announced on October. 19, 2007.

Attachment:
Disclosed material of Seven Industries Co., Ltd.

(This is an English translation of the Japanese original)

April 21, 2008

Company Name: Seven Industries Co., Ltd.
Masahiro Sato, President and CEO
Tokyo Stock Exchange 2nd section Code: 7896
Nagoya Stock Exchange 2nd section Code: 7896
Contact: Masato Mabuchi, Director
Tel. +81-5-7428-7800

To whom it may concern;

Notice Regarding Revision of Projections on Performance

Based on recent trends in our performance, we have revised our projections on performance for FY2007 announced at October 19, 2007, the time of our disclosure of the first half of Fiscal Year ended March 31, 2008 as follows:

1. Revision of Projected Figures for the Performance of the Fiscal Year ended March 31, 2008 (April 1, 2007 to March 31, 2008)

(1) Revision of Projected Figures (Consolidated basis) for the Performance of Fiscal Year ended March 31, 2008 (April 1, 2007 to March 31, 2008)

(Unit : million yen,%)

	Total Trading Transactions	Operating Income	Ordinary Income	Net Income
Previously announced projections (A) (Announced on October 19, 2007)	19,000	70	60	20
Currently revised projections (B)	17,860	-224	-236	-282
Change (B-A)	-1,140	-294	-296	-302
Rate of Change (%)	-6.0	-	-	-
Performance of previous term (April 1, 2006 to March 31, 2007)	20,550	588	555	257

(2) Revision of Projected Figures (Non-consolidated basis) for the Performance of Fiscal Year ended March 31, 2008 (April 1, 2007 to March 31, 2008)

(Unit : million yen, %)

	Total Trading Transactions	Operating Income	Ordinary Income	Net Income
Previously announced projections (A) (Announced on October 19, 2007)	19,000	-80	-90	-40
Currently revised projections (B)	17,842	-356	-370	-334
Change (B-A)	-1,158	-276	-280	-294
Rate of Change (%)	-6.1	-	-	-
Performance of previous term; (April 1, 2006 to March 31, 2007)	20,509	466	445	191

2. Reasons of Revision

(1) Projected figures (consolidated-basis) are affected by the revision of projected figures (non-consolidated basis).

(2) Due to the amendment of The Building Standard Law of Japan enforced in June 20, 2007, cutback on application and prolongment of examination has become conspicuous thus, the number of housing starts between March 2007 to February 2008 was 1.05million, -17.9% compared to the previous term. The term that showed most drastic decrease compared to the previous term was August(-43.3%) and September(-44.0%). The continuous rise in price for building materials has added to the severe environment.

Under the circumstance, the substantial decrease of glued plywood, laminated edge-glued lumber for housing interior and other housing products has enhanced the decrease in forecast compared to the budget.

Ordinary income and operating income is to decrease due to decrease of total trading transactions and rise in price for building materials. As for net income, extraordinary loss on fixed assets (60million yen), and increase in valuation allowance on deferred tax assets add to the deficit, thus leading to this revision.

*Revised projected figures include forecasts which are based on future precondition, outlook and projection as of April 21, 2008.
These revised projected figures can change from actual figures under the influence of economic situations, market trends, currency fluctuations, and any other indefinite factors.

END